Filed Pursuant to Rule 433

Dated July 7, 2016

Registration Statement No. 333-203999

Relating to

Preliminary Prospectus Supplement Dated July 7, 2016 to

Prospectus dated May 8, 2015

Federal Realty Investment Trust

3.625% Notes due 2046

Term sheet dated July 7, 2016

Issuer:	Federal Realty Investment Trust

Security:	3.625% Notes due 2046

Expected Ratings*:	A3/A-
(Moody’s / S&P)

Aggregate Principal Amount:	$250,000,000

Trade Date:	July 7, 2016

Settlement Date:	July 12, 2016 (T+3)

Maturity Date:	August 1, 2046

Interest Payment Dates:	February 1 and August 1, beginning on February 1, 2017

Benchmark Treasury:	2.500% due February 15, 2046

Benchmark Treasury Price/Yield:	107-20 / 2.150%

Spread to Benchmark Treasury:	+160 basis points

Yield to Maturity:	3.750%

Coupon (Interest Rate):	3.625% per year

Price to Public:	97.756% of principal amount, plus accrued interest, if any, from July 12, 2016

Redemption Provision:	At any time before February 1, 2046, make-whole call based on U.S. Treasury plus 25 basis points (0.25%); if redeemed on or after February 1, 2046, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

CUSIP/ISIN:	313747AX5 / US313747AX55

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	PNC Capital Markets LLC
Citigroup Global Markets Inc.
Regions Securities LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Wells Fargo Securities, LLC toll free at 1-800-645-3751, (ii) Deutsche Bank Securities Inc. toll free at 1-800-503-4611, or (iii) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.

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